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SEC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paces Battle Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4414 Paces Battle Group, Inc.
(No. and Street)

Atlanta	**GA**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Brown **(404) 683-1027**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Frank W. Brown**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Paces Battle Group, Inc.**, as of **December 31**, **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank W. Brown
Signature

Managing Director
Title

GLORIA ZATEZALO MY COMMISSION EXPIRES NOV. 1 2013 DEKALB CO., GEORGIA NOTARY PUBLIC

Gloria Zatezalo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PACES BATTLE GROUP, INC.
Financial Statements
December 31, 2011
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Paces Battle Group, Inc.

We have audited the accompanying balance sheet of Paces Battle Group, Inc., as of December 31, 2011 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paces Battle Group, Inc., as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 1, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PACES BATTLE GROUP, INC.
BALANCE SHEET
December 31, 2011

ASSETS

Cash and cash equivalents	$	80,635
Prepaid expenses and other assets		5,383
Total Assets	$	86,018

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	4,000
Total Liabilities		4,000
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		484,390
Retained earnings		(402,382)
Total Stockholders' Equity		82,018
Total Liabilities and Stockholders' Equity	$	86,018

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUES	
Advisory fees – mergers and acquisitions	$ 80,288
Other advisory and success fees	240,142
Total revenues	320,430
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	256,794
Occupancy	7,640
Other operating expenses	50,879
Total expenses	315,313
NET INCOME	$ 5,117

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,117
Adjustments to reconcile net income to net cash used in operations:		
Increase in accounts payable and accrued expenses		3,000
Decrease in prepaid expenses and other assets		1,326
NET CASH PROVIDED BY OPERATING ACTIVITIES		9,443
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,443
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		71,192
End of year	$	80,635

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock		Paid-In	Retained	
	Shares	Amt	Capital	Earnings	Total
Balance, December 31, 2010	1,000	$ 10	$ 484,390	$ (407,499)	$ 76,901
Net income	-	-	-	5,117	5,117
Balance, December 31, 2011	1,000	$ 10	$ 484,390	$ (402,382)	$ 82,018

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Paces Battle Group, Inc. (the "Company"), a Georgia corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in October 2001 and was a wholly-owned subsidiary of Silverton Financial Services, Inc. ("Parent") through July 2010 when it was acquired by two individuals.

The Company provides investment banking and investment advisory services primarily for banking industry customers located in the south eastern United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes:
Effective January 1, 2011 the Company elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholders.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Date of Management's Review: Subsequent events were evaluated through February 1, 2011 which is the date the financial statements were available to be issued.

PACES BATTLE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Advisory fees are recorded as set forth in the engagement letter upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $76,635 which was $71,635 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .05 to 1.0.

NOTE C – RELATED PARTIES

The Company leases office space from a shareholder and a registered representative under leases that are effectively month to month. Payments under these leases during 2011 amounted to $7,640.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PACES BATTLE GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2011

NET CAPITAL:

Total stockholder's equity	$ 82,018
Less nonallowable assets:	
Prepaid expenses and other assets	(5,383)
	(5,383)
Net capital before haircuts	76,635
Less haircuts	-
Net capital	76,635
Minimum net capital required	5,000
Excess net capital	$ 71,635
Aggregate indebtedness	$ 4,000
Net capital based on aggregate indebtedness	$ 267
Ratio of aggregate indebtedness to net capital	.05 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

There is no significant difference between net capital as reported in Part A of Form X-17a-5 and net capital as reported above.

PACES BATTLE GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Paces Battle Group, Inc.

In planning and performing our audit of the financial statements of Paces Battle Group, Inc., for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Paces Battle Group, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 1, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC